EXHIBIT 99.7



        Orezone Resources Inc.
        Consolidated Financial Statements
        For the six months ended June 30, 2003
        Unaudited (Prepared by Management)
        (Expressed in Canadian Dollars)





                                                                       Contents
        -----------------------------------------------------------------------

        Consolidated Financial Statements
           Statement of Operations                                           3
           Statement of Cash Flows                                           4
           Statement of Deferred Exploration
            and Development Expenses                                         5
           Balance Sheet                                                     6
           Notes to Financial Statements                                7 - 14


--------------------------------------------------------------------------------------------------------
Orezone Resources Inc.
Consolidated Statement of Operations
Unaudited (Prepared by Management)
--------------------------------------------------------------------------------------------------------


                                     Three Months       Six Months      Three Months         Six Months
                                            Ended            Ended             Ended              Ended
                                    June 30, 2003    June 30, 2003     June 30, 2002      June 30, 2002
Revenue
Interest                                 $ 44,787         $ 52,210             $ 153              $ 584
                                    --------------------------------------------------------------------
Administrative expenses
Management fees                            28,832           93,832            26,052             45,052
Report to shareholders                     13,511           18,176             2,561              3,114
Professional fees                          79,748          112,218             3,411             17,363
Rental expenses                             6,447           10,663             4,200              7,200
Stationery and office                      11,157           12,942             3,167              3,514
Telecommunications                          3,781            5,357             2,327              3,435
Travelling and promotion                   31,920           61,925             5,718             15,803
Transfer agent fees                         7,001           12,209             2,192              5,031
Regulatory agencies                         1,757           15,643             3,809             16,990
Conferences and subscriptions              25,746           43,767                 -                  -
Misc. taxes                                 7,869            7,869                 -                  -
Interest and bank charges                       -                -               242                862
U.S. exchange gain or loss                 (9,248)          (8,655)           18,273             18,658
Amortization of capital assets                  -                -               270                540
Interest of note payable (Note 5)          27,680           55,360                 -                  -
                                    --------------------------------------------------------------------
                                          236,201          441,306            72,222            137,562
                                    --------------------------------------------------------------------

Net loss for the period                 ($191,414)       ($389,096)         ($72,069)         ($136,978)

Deficit, beginning of period          ($8,305,756)     ($8,108,074)      ($7,890,272)       ($7,753,294)

Deficit, end of period                ($8,497,170)     ($8,497,170)      ($7,962,341)       ($7,890,272)
--------------------------------------------------------------------------------------------------------

Net loss per share                       $ (0.002)        $ (0.004)         $ (0.003)          $ (0.006)
--------------------------------------------------------------------------------------------------------




               see accompanying notes to the Financial Statements


--------------------------------------------------------------------------------------------------------
Orezone Resources Inc.
Consolidated Statement of Cash Flows
Unaudited (Prepared by Management)
--------------------------------------------------------------------------------------------------------


                                     Three Months       Six Months      Three Months         Six Months
                                            Ended            Ended             Ended              Ended
                                    June 30, 2003    June 30, 2003     June 30, 2002      June 30, 2002
Cash flows from
  operating activities

Net loss for the period                $ (191,414)      $ (389,096)        $ (72,069)        $ (136,978)
Adjustments for
Amortization of capital
   assets                                       -                -               270                540

Interest of note payable (Note 5)          27,680           55,360                 -                  -
                                      ------------------------------------------------------------------
                                         (163,734)        (333,736)          (71,799)          (136,438)
                                      ------------------------------------------------------------------
Changes in non cash
working capital items                    (116,937)         (82,748)        1,900,794          1,700,266
                                      ------------------------------------------------------------------
                                         (280,671)        (416,484)        1,828,995          1,563,828
                                      ------------------------------------------------------------------

Cash flows from investing
  activities
Increase in loan receivable              (250,000)        (250,000)                -                  -
Increase in investment in shares         (125,000)        (125,000)                -                  -
Mining properties                               -                -           (10,000)           (10,000)
Exploration funds                               -                -                 -                  -
Equipment                                       -          (56,271)                -                  -
Deferred exploration and
  development expenses                 (1,031,525)      (1,713,323)         (196,370)          (304,402)
Partner's contribution                    414,775          954,684                 -                  -
                                      ------------------------------------------------------------------
                                         (991,750)      (1,189,910)         (206,370)          (314,402)
                                      ------------------------------------------------------------------

Cash flows from financing
  activities
Issue of shares                           704,770        5,764,770           195,001            187,991
Share issue expenses                      (11,008)        (435,501)                -                  -
                                      ------------------------------------------------------------------
                                          693,763        5,329,270           195,001            187,991
                                      ------------------------------------------------------------------

Increase (decrease) in
cash during the period                   (578,658)       3,722,876         1,817,626          1,437,417

Cash and equivalents,
beginning of period                     5,828,292        1,526,758           126,684            506,893
                                      ------------------------------------------------------------------
Cash and equivalents,
   end of period                      $ 5,249,634      $ 5,249,634       $ 1,944,310        $ 1,944,310
--------------------------------------------------------------------------------------------------------


               see accompanying notes to the Financial Statements



--------------------------------------------------------------------------------------------------------
Orezone Resources Inc.
Consolidated Statement of Deferred Exploration and Development Expenses
Unaudited (Prepared by Management)
--------------------------------------------------------------------------------------------------------


                                     Three Months       Six Months      Three Months         Six Months
                                            Ended            Ended             Ended              Ended
                                    June 30, 2003    June 30, 2003     June 30, 2002      June 30, 2002

Balance, beginning of period          $ 4,113,755      $ 3,971,866       $ 3,117,039        $ 3,009,007
                                    --------------------------------------------------------------------
Additions
Drilling                                  333,722          599,074                 -              3,632
Project consulting                         24,516           79,850            10,200             24,390
Geophysical surveys                        14,617           16,191           133,266            150,433
Geological surveys                         31,085           48,535            12,700             45,699
Management fees                            16,100           23,500            10,428             10,428
Travelling expenses                        14,306           16,847             6,771             11,134
Analysis                                  187,384          291,396            12,893             15,092
Equipment rental                           50,611           73,096             1,650              1,950
Line cutting                                8,907            8,907             1,000              1,000
Trenching and stripping                    23,549           57,637                 -              1,611
Reports and maps                           17,605           18,220            25,064             41,758
General field expenses                    230,911          393,844               817             17,502
Renewal of licenses
  and permits                              79,527           87,541             5,694              8,886
                                    --------------------------------------------------------------------
                                        1,032,840        1,714,638           220,483            333,515
                                    --------------------------------------------------------------------

Expenses reimbursed
by partner                               (414,775)        (954,684)          (24,113)           (29,113)
                                    --------------------------------------------------------------------

Balance, end of period                $ 4,731,820      $ 4,731,820       $ 3,313,409        $ 3,313,409
--------------------------------------------------------------------------------------------------------


               see accompanying notes to the Financial Statements

--------------------------------------------------------------------------------------------------------
Orezone Resources Inc.
Consolidated Balance Sheet
Unaudited (Prepared by Management)
--------------------------------------------------------------------------------------------------------

                                                                        June 30         December 31
                                                                         2003               2002
Assets

Current assets
Cash and cash equivalents                                                $ 5,249,635        $ 1,526,758
Taxes receivable                                                              83,227             49,031
Prepaid expenses                                                             182,112            118,410
Loan receivable                                                              250,000
                                                                         -------------------------------
Listed Shares (cost )                                                        165,000             40,000

Capital assets, at cost less                                                  57,228              3,294
accumulated amortization

Mining properties, at cost (Note 4)                                       10,231,058         10,231,058

Exploration funds (Note 3)                                                   150,000            150,000

Deferred expenses, at cost
Exploration and development
expenses (Note 4)                                                          4,731,820          3,971,866
                                                                         -------------------------------
                                                                        $ 21,100,079       $ 16,090,417
--------------------------------------------------------------------------------------------------------
Liabilities and Shareholders' Equity

Current liabilities
Accounts payable                                                             445,012            269,650
Accrued liabilities                                                           95,640            256,873
                                                                         -------------------------------
                                                                             540,652            526,523
                                                                         -------------------------------
Note Payable                                                               1,241,222          1,185,862
                                                                         -------------------------------
                                                                           1,781,873          1,712,385
                                                                         -------------------------------
Shareholders' equity
Capital stock (Note 6)                                                    27,133,575         21,804,306
Share purchase warrants                                                      292,000            292,000
Contributed surplus                                                          389,800            389,800
Deficit                                                                  ($8,497,170)       ($8,108,074)
                                                                         -------------------------------
                                                                          19,318,206         14,378,032
                                                                         -------------------------------
                                                                        $ 21,100,079       $ 16,090,417
--------------------------------------------------------------------------------------------------------

APPROVED ON BEHALF OF THE BOARD:

/s/ David Netherway                               /s/ Ron N. Little
--------------------------------                  -----------------------------
David Netherway, Audit Committee                  Ron N. Little, President


               see accompanying notes to the Financial Statements

--------------------------------------------------------------------------------
Orezone Resources Inc.
Notes to Financial Statements
Unaudited (Prepared by Management)
For the six months ended June 30, 2003
--------------------------------------------------------------------------------


1 -- GOVERNING STATUTES, NATURE OF OPERATIONS AND GOING CONCERN

The Company, incorporated under the Canada Business Corporations Act, is a natural resource company engaged in the acquisition, exploration and development of diamond, precious and base metal mineral properties. The Company is in the process of Exploring and evaluating its mineral properties and projects and has not yet determined whether its properties and projects contain ore reserves that are economically recoverable. The ability of the Company to meet its commitments as they become payable, including the completion of acquisitions of mineral properties and projects, is dependent on the ability of the Company to obtain necessary financing. The recoverability of amounts shown for mineral properties is dependent upon the ability of the Company to obtain necessary financing to complete the acquisition, exploration and development thereof, the Company entering into acquisition, joint venture or option agreements in respect of its mineral properties and projects, the discovery of economically recoverable reserves in the company's mineral claims, confirmation of the Company's interest in the underlying mineral claims, and future profitable production or sufficient proceeds from the disposition thereof. A significant portion of the Company's operations are located in Burkina Faso and consequently may be subject to a higher level of risk compared to developed countries. Operations, the status of mineral property rights, and recoverability of investments in Burkina Faso can be affected by changing economic, regulatory and political situations.

The financial statements do not reflect the adjustments to the carrying values of assets and liabilities that would be necessary if the Company were unable to realize its assets or discharge its obligations in anything other than the ordinary course of operations.

Although the Company has taken steps to verify title to mineral properties in which it has an interest, in accordance with industry standards


2 -- ACCOUNTING POLICIES

Comparative figures

Certain   comparative  figures  have  been  reclassified  to  conform  with  the presentation adopted in the current year.

The consolidated financial statements are prepared in accordance with Canadian generally accepted accounting principles ("Canadian GAAP"). The Company acknowledges that these principles differ in certain material respects from principles and practices that the Company would have followed had its consolidated financial statements bee prepared in accordance with generally accepted accounting principles in the United States of America ("United States"). Please refer to the 2002 audited financial statements for a complete disclosure of these differences. At the end of the 2nd quarter 2003, there are no material differences from the end of 2002. The principal accounting policies followed by the Company are as follows:

Principles of consolidation

These financial statements include the accounts of the Company and its wholly-owned subsidiaries.

Accounting estimates

The preparation of the consolidated financial statements in accordance with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts recorded in the financial statements and notes to the consolidated financial statements. These estimates are based on management's best knowledge of current events and actions that the Company may undertake in the future. Significant estimates include the carrying value of mineral properties and deferred exploration expenses. Actual results may differ from those estimates.

Cash and cash equivalents

The Company's policy is to present cash and temporary investments having a term of three months or less from the acquisition date with cash and cash equivalents.

--------------------------------------------------------------------------------
Orezone Resources Inc.
Notes to Financial Statements
Unaudited (Prepared by Management)
For the six months ended June 30, 2003
--------------------------------------------------------------------------------


Foreign currency translation

Monetary assets and liabilities in foreign currency and integrated foreign operations are translated at the exchange rate in effect at the balance sheet date, whereas other assets and liabilities are translated at exchange rates in effect at transaction dates. Revenue and expenses in foreign currency are translated at the average rate in effect during the year. Gains and losses are included in the statement of operations for the year.

Mineral properties and deferred exploration expenses

Exploration, evaluation and development expenditures are accumulated and accounted for in each separate area of interest or mineral resource. This includes attributed direct general and administrative support costs. The recoverability of the amounts shown as mineral properties and deferred exploration and development expenses is dependent upon the discovery of economically recoverable reserves, the ability of the Company to obtain necessary financing to complete the development and future profitable production or the disposal of the properties for proceeds in excess of their carrying value.

The Company follows the practice of capitalizing all costs related to acquisition, exploration and development of mineral properties until such time as mineral properties are put into commercial production, sold or abandoned. If commercial production commences, these capitalized costs will be amortized prospectively on a unit-of-production basis. If the mineral properties are abandoned, the related capitalized costs are expensed.

The amounts shown for mineral properties represent costs incurred to date less write-downs, and are not intended to reflect present or future values. Government assistance, mining duty credits and partner contributions are applied against the deferred exploration expenses.

Reclamation obligation

Provisions for future site restoration and reclamation are accrued when a reasonable estimate of the costs can be made.

Basic or diluted net loss per common share

Basic net loss per share is calculated based upon the weighted average number of shares outstanding during the year. The diluted net loss per share, which is calculated using the treasury stock method, is equal to the basic net loss per share due to the anti-dilutive effect of stock options and share purchase warrants outstanding.


Stock-based compensation plans

The Company has one stock-option compensation plan for which no compensation expense is recognized when stock options are issued to employees. Any consideration paid by employees on exercise of stock options or purchase of stock is credited to share capital. Since the Company does not account for options granted to employees using the fair value method, it discloses pro forma information related to net income and earnings per share figures, which are calculated as if the entity applied the fair value method of accounting to stock options granted to employees. Options granted to non-employees are accounted for using the fair value-based method.

Income taxes

The Company uses the liability method of accounting for income taxes. Under this method, future income tax assets and liabilities are determined according to differences between the carrying amounts and tax bases of assets and liabilities. They are measured by applying enacted or substantively enacted tax rates and laws at the date of the financial statements for the years in which the temporary differences are expected to reverse.

The Company establishes a valuation allowance against future income tax assets if, based on available information, it is not more likely than not that some or all of the future income tax assets will not be realized.

--------------------------------------------------------------------------------
Orezone Resources Inc.
Notes to Financial Statements
Unaudited (Prepared by Management)
For the six months ended June 30, 2003
--------------------------------------------------------------------------------

3 -- EXPLORATION FUNDS

Exploration funds consist of cash and cash equivalents restricted in use for flow-through exploration expenses, pursuant to financing agreements.

4 -- MINERAL PROPERTIES AND DEFERRED EXPLORATION EXPENSES

                                                June 30, 2003                  December 31, 2002
                                       -----------------------------------------------------------------
                                                          Deferred                             Deferred
                                      Acquisition      exploration       Acquisition        exploration
                                             cost         expenses              cost           expenses
AFRICA
  Golden Hill (Intiedougou) (a)         $ 650,644      $ 2,216,096         $ 650,644        $ 2,139,371
  Kerboule (b)                            297,694        1,070,373           297,694          1,055,882
  Bondi (Bondigui)  (c)                    43,478          555,959            43,478            276,286
  Sebedougou (d)                            8,750          336,474             8,750            328,797
  Sega (Seguenega) (e)                     18,000          379,050            18,000            322,048
  Essakan (f)                           9,114,292        1,508,021         9,114,292            483,992
  Bombore (g)                              80,000          218,654            80,000             25,387
  Gueguerre (h)                                 -            5,292                 0
  Markoye (i)                                   -            5,292                 0
                                       -----------------------------------------------------------------
                                       10,212,858        6,295,210        10,212,858          4,631,763
                                       -----------------------------------------------------------------
  Partners' contributions (n)                           (2,196,733)                          (1,242,049)
                                       -----------------------------------------------------------------
                                       10,212,858        4,098,477        10,212,858          3,389,714
                                       -----------------------------------------------------------------
CANADA
  La Grande-East (j)                                       244,926                              242,102
  Wemindji (k)                             18,200           49,551            18,200             41,619
  Waxatike (l)                                             300,664                              266,644
  Monster (m)                                              107,315                              100,900
                                           18,200          702,456            18,200            651,265
                                       -----------------------------------------------------------------
  Partners' contributions                                  (64,113)                             (64,113)
  Option payment                                            (5,000)                              (5,000)
                                       -----------------------------------------------------------------
                                           18,200          633,343            18,200            582,152
                                       -----------------------------------------------------------------
                                     $ 10,231,058      $ 4,731,820      $ 10,231,058        $ 3,971,866
                                       -----------------------------------------------------------------
--------------------------------------------------------------------------------------------------------

a)   Golden Hill (Intiedougou), Burkina Faso
The Company holds a 100% interest in a permit covering 500 square kilometres. No further earn-in commitments are required.

b)   Kerboule, Burkina Faso
The Company acquired the permit in April 1997 and now has a 75% interest in the property. The Burkina Faso party holding a 25% interest may contribute to future programs or revert to dilution and eventually a 3% Net Smelter Return (NSR) where (3?4) of the royalty can be repurchased by the Company for US$1.5 million during a period of 90 days after the attainment of commercial production.

--------------------------------------------------------------------------------
Orezone Resources Inc.
Notes to Financial Statements
Unaudited (Prepared by Management)
For the six months ended June 30, 2003
--------------------------------------------------------------------------------


c)  Bondi (Bondigui), Burkina Faso
On May 6, 1998, the Company obtained the right to acquire a 60% interest in the property in consideration of $43,478 and exploration work totaling US$1.2 million during the following four years. In 2001, the Company was proposed an offer from the Burkina Faso partner, to purchase the remaining interest in the permit for US$200,000 until June 30, 2003. This was completed in July 2003.

d)  Sebedougou, Burkina Faso
The Company has earned a 100% interest in the permit as part of the July 2002 merger with CIMC>

e)  Sega (Seguenega), Burkina Faso
The Company has acquired a 90% interest in the property by issuing Repadre Capital Corporation 200,000 shares. Repadre holds a 2% NSR royalty.

f)  Essakan, Burkina Faso
The Company acquired a 100% interest in 6 permits covering 1,433 square kilometres. The property was acquired in the July 2002 with CIMC. This property is subject to an earn in by Gold Fields Ltd. Upon expenditure of USD$8,000,000 before five year period has elapsed.

g)  Bombore, Burkina Faso
The Company issued 150,000 Class "A" shares at a deemed price of $0.20 per share and a $50,000 cash payment as an option on the Bombore exploration permit in Burkina Faso. One of the covenants of the option is that the Company must spend certain amounts on the property to earn in ownership of the project. In the event that the Company does not meet its obligations, the permit would revert back to the previous owners.

h)  Gueguerre, Burkina Faso
The Gueguerre license was initially granted in 1996, and transferred to Coronation International Mining Corporation (CIMC) in May 1997. A two year extension was awarded in April 2000. The permit is being transferred to Orezone Inc. The 195 km2 property is owned 100% by Orezone, having acquired it through the merger with Coronation in July, 2002.

i)  Markoye, Burkina Faso
The  Markoye  license  was  transferred  to  Coronation   International   Mining
Corporation (CIMC) in November 1999. The property is owned 100% by Orezone, having acquired it through the merger with Coronation in July, 2002.

All exploitation licenses in the Republic of Burkina Faso are subject to a 10% carried interest and a 3% NSR in favour of the Republic once a Mining Convention is signed and an exploitation license is awarded by the State. The Mining Convention guarantees stabilization of financial and customs regulations and rates during the period of the exploitation to reflect the rates in place at the date of signing. The law states that no new taxes can be imposed however the title holder can benefit from any reductions of tax rates during the life of the exploitation license.

j)  La Grande-East, Quebec
The Company holds a 100% interest in the La Grande-East claims subject to a 1% NSR royalty to Virginia Gold Mines Inc. of which 0.5% may be bought back for $500,000. The Company holds a 1% NSR royalty on three permits and related claims held by Virginia Gold Mines Inc., La Grande-Sud, Gaber and Sakami. Virginia may buy back 0.5% for $500,000. These three permits total over 200 square kilometres in the La Grande area.


k)  Wemindji, Quebec
The Company owns 100% of the Wemindji Group of claims subject to a 2% NSR royalty due to Majescor Resources Inc., of which 1% can be bought back for $1 million. Patrician Diamonds Ltd. Is earning 50% by issuing 400,000 shares and spending a minimum of $150,000 over 2 years. Patrician can earn to 70% by performing a 2000 tonne bulk sample and feasibility study by the 6th anniversary.

l) Waxatike ( WR), Ontario (Previously FC Property)
The WR property consists of 42 claim blocks totalling 555 units for 89 square km located in the Porcupine Mining Division, approximately 50 km west of Kapuskasing Ontario, Canada. Northern Shield Resources Inc. (a private company) holds 100% interest in these claims with the Company having the right to earn a 50% option in the property by incurring exploration expenditures of $500,000 by June 30, 2003. Depending on the results, the Company may have to make additional cash payments and issuance of shares.

--------------------------------------------------------------------------------
Orezone Resources Inc.
Notes to Financial Statements
Unaudited (Prepared by Management)
For the six months ended June 30, 2003
--------------------------------------------------------------------------------


m)  Monster
On February 21, 2002 the Corporation signed an option agreement with Monster Copper Resources Inc., in which the Corporation agrees to fund $1,200,000 in exploration expenditures prior to March 31, 2006 as consideration, in order to earn a 50% interest in a property located in the Yukon Territory. The Monster Property is located 85 km north of Dawson City, Yukon and consists of 285 claims covering about 5, 985 hectares. It is owned 100% by Monster Copper Resources Inc. and is currently under option to Orezone.


n)  Partners' contributions
Gold Fields Guernsey Ltd., through it's subsidiary orogen Holding (B.V.I.) Ltd. Invested $414,775 in the Essakan properties during the 2nd Quarter of 2003. ($539,909 in Q1).



5 -- NOTE PAYABLE

Pursuant to the terms of the purchase of CIMC, the Company assumed $1,483,534 in debt owed by CIMC to Great Western Mining Company Limited, formerly the principal shareholder of CIMC. The note bears no interest until May 20, 2005 at which time interest will accrue at the rate of 2.5% per annum until May 20, 2007, and at the sum of LIBOR plus 2.5% thereafter. The note payable was discounted at 6.43% to $1,185,862. Accrued interest on the note becomes payable on the earlier of May 20, 2007 or 90 days following the occurrence of a "Production event" as defined in the loan agreement. Principal is payable in twelve equal instalments commencing on the date interest becomes payable. As per the requirements of the CICA business acquisition rules, the Company is required to reflect the change in the imputed value of the debt instrument on a quarterly basis. As such, the difference between the value as at December 31, 2002 and June 30, 2003 is $55,360. This is a non cash transaction as reflected on the Consolidated Statement of Cash Flows.

6 -- CAPITAL-STOCK

An unlimited number of Class "A" shares without par value

a)   Issued and fully paid
                                                     June 30, 2003
-------------------------------------------------------------------------------
                                             Number                          $
-------------------------------------------------------------------------------
Balance, beginning of year                 72,679,236               22,488,308
                                          -----------              ------------
Issued in counterpart of:
Exercise of warrants                        2,268,400                  683,020
Exercise of options                           315,000                   81,750
Private placements                         12,500,000                5,000,000
                                          -----------              ------------
                                           15,083,400                5,764,770
                                          -----------              ------------
Balance, end of quarter                    87,762,636               28,253,078
                                          ===========              ============

Share issue expenses                                                (1,119,503)
                                                                   ------------
                                                                    27,133,575
                                                                   ============

b) Options
                                                           2003
                                             ----------------------------------
                                                               Weighted average
                                                 Shares          exercise price
                                             ------------      ----------------
Outstanding, beginning of year                 3,786,450
Exercised                                       (315,000)             0.26
                                             ------------
Outstanding, end of quarter                    3,471,450
                                             ============
Options exercisable at end of quarter          3,471,450
                                             ============

--------------------------------------------------------------------------------
Orezone Resources Inc.
Notes to Financial Statements
Unaudited (Prepared by Management)
For the six months ended June 30, 2003
--------------------------------------------------------------------------------


Expiry date                      Exercise price          Shares

December 15, 2007                      0.30              290,000
March 9, 2008                          0.30              375,000
May 1, 2008                            0.30               50,000
January 11, 2009                       0.50              630,000
September 22, 2009                     0.35              351,450
January 15, 2012                       0.20              350,000
April 15 , 2012                        0.21              100,000
September 12, 2012                     0.31             1,325,000
                                                       ------------
                                                        3,471,450
                                                       ============

(c)  Warrants

During the 1st quarter, as part of the private placement of 12,500,000 shares, holders of the shares were entitled to 1/2 warrants per share for a total of 6,250,000 warrants at an exercise price of $0.60 for a period of 18 months. Also 812,500 agent's warrants were issued at $0.40 per warrant with an exercise period of 12 months from closing date of February 24, 2003.


The outstanding warrants to purchase common shares are as follows :

                                           Number        Exercise Price

September 19, 2003                        300,000             0.40
January 19,2005                            27,868             0.57
July 20, 2004                             844,401             0.30
October 15, 2004                          344,866             0.68
August 24,2004                          6,250,000             0.60
February 24, 2004                         812,500             0.40
        `                               ----------
Total                                   8,579,635
                                        ==========

7 -- CONTINGENCY

As per the purchase agreement with Coronation International Minerals Corporation
(CIMC), the principal shareholder of CIMC was to pay the balance of the legal fees owed by CIMC to their counsel in excess of $40,000 CAD. As agreed, the Company paid the $40,000 to the counsel of CIMC. The outstanding balance of 237,958 GBP has not been paid and the counsel is seeking claim to recuperate this from the principal shareholder and has included the Company in the same claim. The company has obtained full indemnity from the principal shareholder who has also provided collateral to cover the expense, should it arise.

Management is of the opinion that this claim does not have merit and is an issue between the previous shareholders of CIMC and their respective counsel.

This issue was resolved to the satisfaction of all parties during the 2nd quarter.



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